20549-4561

February 1, 2006

James B. Parsons
Parsons Law Firm
2070 Skyline Tower, 10900 NE 4th Street
Bellevue, Washington 98004

Re: American Bonanza Resources Corp.
   Form SB-2, amendment number 1, filed January18, 2006
   File Number 333-130286

Dear Mr. Parsons:

We have reviewed your amended Form SB-2 and have the following comments. Where indicated, we think you should revise this document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents, page 3

1.   Please update the page numbers to be correct.

General Information, page 4

2.   Pleases reconcile the first sentence of the fourth paragraph with the new disclosure relating to Mr. Stephenson on pages 22 and 23.

3.   It appears that Mr. Stephenson is an integral part of your business operation. Please discuss his activities for the company and his qualifications in the summary and elsewhere as appropriate. For example, we note that he is not only doing the company's exploration work, you also seem to be relying on him for the overall plan of operations and use of proceeds figures.

Forward Looking Statements, page 5

4.   Please move this section to a point after the risk factor section.

Plan of Distribution, page 13

5.   We reiterate our prior comment number 2, that is disclose whether your officers and directors *may* purchase in the offering in order to meet the minimum or for other reasons. If they may purchase in the offering, where appropriate, disclose the possible consequences for purchasers in this offering.

Purchase Warrants, page 17

6.   Please expand this section to describe whether the warrants are transferable and, if so, whether you will list them on an exchange and whether you expect a market to develop for them. Note also on the cover of the prospectus.

General Information, page 22

7.   We note no expense in your financial statements for the work of Mr. Stephenson. Please explain this in the filing where appropriate.

8.   The extent of the information supplied by Mr. Stephenson remains unclear. We note, for example, the reference to "Management's estimates" in the last full paragraph on page 23. Please carefully disclose which sections in the filing or information within sections was developed by Mr. Stephenson and which is from management.

9.   We note the first sentence of the risk factor at Because we have not surveyed the Twin property…, on page 7. Where appropriate, identify who made the recommendation and give their qualifications for this. Also, if this person is affiliated with Mr. Stephenson please disclose the affiliation.

10.   Related to the above comment, please provide your response to our prior comment number 20 in the filing. Please indicate from whom Mr. Gelfand acquired the claim and any expense related to the claim ownership which will be owing later by the company. If there will be no expense, disclose this and explain how it is possible. What is required is

a clear description under appropriate heading of the material facts and circumstances leading to the company's ownership of the claim.

11.   Regarding your response to comment 20 and the revised disclosure included in your Critical Accounting Policies on page 35, please revise your financial statement footnotes to include this disclosure. In your revised disclosure, please clarify what you mean by "significant property acquisition expenditures" and tell us your basis for capitalizing such costs. Please clarify in your disclosures that you have not capitalized any mineral costs to-date.

12.   The claim map on page 24 is somewhat confusing. Please reconcile the "event number" you give on page 22 with the numbers used on the claim map. Also, limit the map to the company's one claim or explain the other blocks on the map.

                                        * * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions on accounting matters to Rebekah Moore 202-551-3463, Angela Connell, Senior Accountant at 202-551-3426. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3419.

                                        Sincerely,

                                        Christian Windsor
                                        Special Counsel

By fax : James B. Parsons
            Fax number 425-451-8568